SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of October, 2009

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telecom Argentina S.A.

Item
1.	Letter regarding judicial notice of CNDC Resolution 64/09

Buenos Aires, October 26, 2009

Securities and Exchange Commission

Dear Sirs,

RE.: CNDC Resolution 64/2009

Dear Sirs,

In my capacity as attorney in fact of Telecom Argentina S.A., I hereby inform you that on October 23, 2009, Mr. Enrique Garrido, Jorge A. Firpo, Domingo Jorge Messuti, Jorge Luis Pérez Alati and Luis Miguel Incera, members of the Board of Directors of Telecom Argentina, have been notified of the resolution dated October 21, 2009 issued by the Court of Appeals in Criminal Matters in the file recorded as ““Telefónica de España y otros s/Dilig. Preliminar s/Ley 25.156. – Inc. de Verificación de cumplimiento de Resol. 44/09”, whereby they were informed that such Court resolve to nullify the Resolution N ° 64/09 of the Antitrust Commission (“CNDC”), whereby we were informed that the Antitrust Committee resolved (1) to order the Board of Directors of Telecom Argentina S.A. to immediately reestablish the Management Council that had been previously dissolved and (2) to order Telecom Argentina S.A. to revoke the unification of the roles of the previous General Directors (of Corporate Matters and of Operations) in the position of a Chief Executive Officer and its designation, restoring the previous roles to the unification and the modifications to the Authorization Regime as well as the revocation of all the decisions adopted which implied the exercise of the voting rights since January 9, 2009, the date that the Antitrust Commission issued Resolution 4/2009. We informed you about this resolution on May 29, 2009.

Yours sincerely,

María Delia Carrera Sala

Attorney in fact

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date: October 26, 2009	By:	/S/ ENRIQUE GARRIDO
	Name:	Enrique Garrido
	Title:	Chairman of the Board of Directors